UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 26, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 July 2021 entitled ‘NOTICE OF BOARD CHANGE AND WITHDRAWAL OF AGM RESOLUTION’.

RNS Number : 4321G

Vodafone Group Plc

26 July 2021

VODAFONE GROUP PLC

Notice of Board Change and Withdrawal of AGM Resolution

Vodafone Group Plc (the “Company”) announces that it has received notice from Sanjiv Ahuja, Non-Executive Director of the Company, of his resignation from the Board. Accordingly, he will not seek re-election at tomorrow’s Annual General Meeting (the “AGM”). Sanjiv has decided to step down from the Board in order to devote more time to his other business interests. He said: “It has been a pleasure to serve on the board of Vodafone. I am proud of how the company leadership through its strategy to drive shareholder value continues to support society, particularly through the Covid pandemic. I wish the company every success for the future.”

Vodafone Group Chairman Jean-Francois van Boxmeer said:

“On behalf of the Board and Executive Committee, I would like to thank Sanjiv for his valuable contribution to Vodafone over the last three years.”

As the Company’s AGM Notice has already been issued, the Company confirms that the resolution to reappoint Mr. Ahuja as a Non-Executive Director of the Company (Resolution 11) is now withdrawn. The withdrawal of Resolution 11 does not otherwise affect the validity of the Notice of Meeting, the proxy form or any proxy votes already submitted on other proposed resolutions. The numbering of all other proposed resolutions at the AGM will remain unchanged.

This announcement is made in compliance with the Company’s obligations under the Listing Rules, specifically Rule 9.6.11.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 26, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary